

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2011

Via Mail

Antonio Sciacca
Chief Executive Officer
Diamond Discoveries International Corporation
45 Rockefeller Plaza, Suite 2000
New York, NY 10111

> **Re: Diamond Discoveries International Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2010**
> **Filed May 12, 2011**
> **File No. 000-31585**

Dear Mr. Sciacca:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2010

FY 200 activities, page 4 & 5

1.   We note you report analytical results of a grab sample and assay values up to certain amounts on the following page. Please revise disclosures about the results of sampling and chemical analyses as necessary to adhere to each of the following points:

- Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from grab or dump samples, unless the sample is of a substantial and disclosed weight.

- Replace disclosures of the highest or best values/grades of sample sets with balanced disclosure of the full range of your drill and sample results.

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Use tables to improve readability of sample and drill data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid terms such as high-grade or ore-grade.

2.   We note your disclosure referring to exploration programs pertaining to mineral properties that may exist near your property. As such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these other mines and properties, please revise your disclosure to only describe geology, history, or exploration results that are directly related to the properties that you have the right to explore or mine. Please remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities conducted by other companies and focus the disclosure solely on your property interests.

Government Regulation and Licensing, page 6

3.   We note you are subject to federal permitting requirements and provincial environmental requirements. Please provide a short summary of the permits and/or operational plans required to perform exploration activities on your properties.

4.   Please disclose the following information for each of your properties:

- The nature of your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- The process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of claim or concession that you own, such as placer or lode, exploration or exploitation, also indicating whether the claims are State or Federal, patented or unpatented, leases, or concessions.

- Identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration; these details should be sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, and annual maintenance fees; also identifying the party responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you disclose the material terms of the land or mineral rights securing agreements to comply with paragraph (b)(2) of Industry Guide 7.

Description of property, page 7

5.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

www.sec.gov/about/forms/industryguides.pdf

6. Please insert a small-scale map showing the location and access to each material property, to comply with Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program accepts Adobe PDF files and digital maps, so please include these maps in any filings including amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Item 102 of Regulation S-K would generally require maps and drawings with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale; other representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state, province, or other geographical area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, please include the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

7. Please expand your disclosure concerning your exploration plans for fiscal year 2011 to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, and drilling for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify the party who will be conducting any proposed exploration work, and discuss their qualifications.

8. Given that detailed sampling provides the basis for estimating the quality or grade of mineralization, we believe that you should include a brief description of the procedures that you have established for sample collection, preparation, and analysis. Please identify any Quality Assurance/Quality Control (QA/QC) protocols that you have over these procedures to ensure data integrity, assay precision and accuracy.

Risk Factors, page 12

9. Tell us the extent to which members of your management have technical training and experience in mining and minerals exploration. If this is not significant, you should include a risk factor explaining that your management lacks such technical training and experience and may therefore not be fully aware of many requirements related to working within this industry. In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to their lack of experience in this industry.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George K. Schuler, Mine Engineer at (202) 551-3718 if you have questions regarding the engineering comments and related matters. Please contact me, Karl Hiller at (202) 551-3386 with any other questions.

Sincerely,

Karl Hiller
Branch Chief